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November 9, 2021

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Joel Parker
Jacqueline Kaufman
Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.
Registration Statement on Form S-1
Filed October 12, 2021
File No. 333-260194

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated November 8, 2021 with respect to the Company’s Registration Statement on Form S-1 as filed on October 12, 2021, and as amended pursuant to Amendment No. 1 to the Registration Statement on Form S-1 filed on November 1, 2021 (the “Registration Statement”). This letter is being submitted together with the Company’s Amended Registration Statement on Form S-1 filed on November 9, 2021 (“Amendment No. 2”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Any use of the words “we” or “our” herein refer to the Company.

Capitalization, page 73

1. Please explain to us why the conversion of all outstanding shares of your Series A Preferred Stock changed from 3,129,634 shares to 13,714,286 shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the conversion of all of its outstanding shares of Series A Preferred Stock into shares of common stock changed from 3,129,634 shares to 13,714,286 shares due to the conversion mechanics of the Series A Preferred Stock included in the Company’s existing certificate of incorporation in effect

November 9, 2021

prior to the time of the consummation of the Company’s initial public offering. The Company’s existing certificate of incorporation provides that all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of common stock at the effective conversion rate as calculated pursuant to the existing certificate of incorporation, except that in the case of the conversion of the Series A Preferred Stock in connection with an initial public offering, in which the price per share of common stock offered to the public in the initial public offering is less than the applicable Series A Preferred Stock liquidation amount as set forth in the existing certificate of incorporation, then the Series A conversion price is adjusted to an amount per share such that the aggregate number of shares of common stock issued upon conversion of the Series A Preferred Stock shall be equal to the number of shares of common stock applying the formula that is set forth in the existing certificate of incorporation.

Pursuant to the conversion mechanics included in the existing certificate of incorporation and based on the midpoint of the bona fide price range included in the Registration Statement, the Company expects to issue shares of common stock in its initial public offering at a price per share that is less than the Series A Preferred Stock liquidation amount. As such, holders of the Company’s Series A Preferred Stock are entitled to convert their shares at a higher ratio than 1-to-1, which protects the investment return made by the holders of the Company’s Series A Preferred Stock by providing such holders with additional shares of common stock of the Company.

Due to the conversion mechanics caused by the issuance of shares of common stock in the Company’s initial public offering at a price per share that is lower than the conversion ratio for the Series A Preferred Stock, the Company included a sensitivity analysis on page 20 of the Registration Statement to provide investors with an understanding of how the total shares of common stock outstanding following the initial public offering changes based on the price per share paid by investors in the initial public offering.

Additionally, the Company has revised pages 22 and 23 of Amendment No. 2 to update its summary historical consolidated financial presentation pursuant to an oral comment received from the Staff to consider ASC 260-10-25-1.

Exhibit 5.1

2. Please revise the opinion to include the over-allotment shares, which are also covered by the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 in Amendment No. 2 to include the over-allotment shares.

General

3. We note your risk factor disclosure on page 59 that the federal district courts will be the exclusive forum for claims arising under the Securities Act. However, the charter filed as Exhibit 3.1 does not state the same. Please revise your disclosure and/or charter accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 3.1 in Amendment No. 2 to provide that the federal district courts will be the exclusive forum for claims arising under the Securities Act, as disclosed in the Registration Statement.

November 9, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:

Scott Stringer, U.S. Securities and Exchange Commission

Joel Parker, U.S. Securities and Exchange Commission

Jacqueline Kaufman, U.S. Securities and Exchange Commission

Lilyanna Peyser, U.S. Securities and Exchange Commission

David McCreight, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

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